UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Poseida Therapeutics, Inc.

(Name of Subject Company)

Poseida Therapeutics, Inc.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

73730P108

(CUSIP Number of Class of Securities)

Kristin Yarema

Chief Executive Officer

Poseida Therapeutics, Inc.

9390 Towne Centre Drive, Suite 200

San Diego, California 92121

(858) 779-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Rowook Park

Barbara Borden

Julia Kim

Cooley LLP

10265 Science Center Drive

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Poseida Therapeutics, Inc., a Delaware corporation (the “Company” or “Poseida”), with the Securities and Exchange Commission on December 9, 2024, relating to the tender offer on Schedule TO filed with the Securities and Exchange Commission on December 9, 2024 by Roche Holdings, Inc., a Delaware corporation (“Parent”) and Blue Giant Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), pursuant to the terms and subject to the conditions of the Agreement and Plan of Merger, dated as of November 25, 2024 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Parent, Merger Sub and Poseida, to acquire all of the outstanding shares of common stock of Poseida, $0.0001 par value per share (the “Shares”) at a per Share offer price of (i) $9.00 in cash, and (ii) one non-tradeable contingent value right representing the right to receive certain contingent payments of up to an aggregate amount of $4.00 per Share in cash upon the achievement of specified milestones, subject to and in accordance with the terms of the Contingent Value Rights Agreement to be entered into with a duly qualified rights agent mutually agreeable to Parent and Poseida, in each case, without interest, and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 9, 2024 and the related Letter of Transmittal, as each may be amended or supplemented from time to time. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

This Amendment No. 1 is being filed to reflect certain updates to the Schedule 14D-9 as set forth below. Unless stated otherwise, new text is reflected in bolded and underlined text, and any deleted text is bolded and denoted with a strikethrough. Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The first two paragraphs under the heading entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements” on page 4 of the Schedule 14D-9 are amended and supplemented as follows:

Except as set forth or incorporated by reference in this Schedule 14D-9 (including (i) with respect to any material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Poseida or any of its affiliates, on the one hand, and any of Poseida’s executive officers, directors or affiliates, on the other hand, as set forth in Poseida’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 25, 2024 (the “Proxy Statement”), filed as Exhibit (e)(4) hereto and incorporated herein by reference, in the section thereof titled “Executive Compensation” and (ii) with respect to the Roche Collaboration Agreement (as defined and described below in “—(b) Arrangements with Merger Sub, Parent, and their Affiliates—Collaboration and License Agreement”), which is filed as Exhibits (e)(29) through (e)(31) hereto, as set forth (A) in Poseida’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 7, 2024 (the “Annual Report”), filed as Exhibit (e)(3) hereto and incorporated herein by reference, ~~in Poseida’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 25, 2024 (the “Proxy Statement”), filed as Exhibit (e)(4) hereto and incorporated herein by reference,~~ in Item 1 (Business) thereof in the sections titled “Cell Therapy—Strategic Partnership”, “Partnerships—Roche” and “Intellectual Property—Collaboration Agreements—Roche Collaboration Agreement”, in Item 1A (Risk Factors) thereof in the section titled “Risks Related to Our In-Licenses and Other Strategic Agreements”, in Item 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) thereof in the section titled “Collaboration Agreements—Roche Collaboration Agreement” and in Note 7 to the financial statements included in Item 15 (Exhibits, Financial Statement Schedules) thereof in the section titled “Collaboration and License Agreements—Roche” and (B) in Poseida’s Quarterly Report on Form 10-Q for the quarterly period~~three months~~ ended March 31, 2024 filed with the SEC on May 14, 2024, Poseida’s Quarterly Report on Form 10-Q for the quarterly period~~three months~~ ended June 30, 2024 filed with the SEC on August 5, 2024, and Poseida’s Quarterly Report on Form 10-Q for quarterly period~~three months~~ ended September 30, 2024 filed with the SEC on November 7, 2024 (collectively, the “2024 Quarterly Reports”), filed as Exhibits (e)(5), (e)(6) and (e)(7)

hereto, respectively, and incorporated herein by reference, in Note 7 to the financial statements included in Part I Item 1 (Financial Statements (Unaudited)) in the section titled “Collaboration and License Agreements—Roche”, in Part I Item 2 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) in the section titled “Collaboration Agreements—Roche Collaboration Agreement”, and in Part II Item 1A (Risk Factors) in the section titled “Risks Related to Our In-Licenses and Other Strategic Agreements, of each such 2024 Quarterly Report), to Poseida’s knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between (i) Poseida or any of its affiliates, on the one hand, and (ii) (A) any of Poseida’s executive officers, directors or affiliates, or (B) Parent, Merger Sub or any of their respective executive officers, directors or affiliates, on the other hand.

The board of directors of Poseida (the “Board”) was aware of all such agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters as described below under “Item 4. The Solicitation or Recommendation—Reasons for Recommendation.”

The last paragraph under the heading entitled “—(a) Arrangements between Poseida and its Executive Officers, Directors and Affiliates—Interests of Certain Persons” on page 5 of the Schedule 14D-9 is amended as follows:

For further information with respect to the arrangements between Poseida and its executive officers, directors and affiliates described in this “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” ~~as well as other arrangements between Poseida and its executive officers, directors, and affiliates,~~ please see the Annual Report, the Proxy Statement, the 2024 Quarterly Reports, and other filings and reports that Poseida may file from time to time with the SEC.

The paragraph under the heading entitled “—(a) Arrangements between Poseida and its Executive Officers, Directors and Affiliates—Potential for Future Arrangements” on page 13 of the Schedule 14D-9 is amended and supplemented as follows:

~~While, a~~As of the date of this Schedule 14D-9, none of Poseida’s current directors or executive officers have entered into any employment, equity contribution or other agreement, arrangement or understanding with Parent or its affiliates regarding continued service with Parent or its affiliates after the Effective Time~~,~~. ~~i~~It is possible that Parent or its affiliates may enter into service, employment or other arrangements with Poseida’s directors or executive officers in the future. As part of the planning process taking place following the execution of the Merger Agreement for the post-closing integration of Poseida and Parent, Parent has informed Poseida that it is considering the retention of certain executive officers of Poseida and, in connection therewith, may commence discussions with such officers following the closing of the Merger regarding new retention arrangements. Parent may also make proposals regarding retention arrangements for certain other non-executive officer employees of Poseida prior to the closing of the Merger.

The disclosure under the heading entitled “—(b) Arrangements with Merger Sub, Parent, and their Affiliates—CVR Agreement” on page 16 of the Schedule 14D-9 is amended and supplemented by adding the following additional paragraphs to the end of such section:

Milestone 1 can be satisfied through the initiation of a pivotal trial for Poseida’s P-BCMA-ALLO1 product candidate for the treatment of any indication, and Milestone 3 can be satisfied through the first commercial sale of a P-BCMA-ALLO1 product. P-BCMA-ALLO1 is a fully allogeneic CAR-T product targeting B-cell maturation antigen or BCMA, being developed for the treatment of patients with relapsed/refractory multiple myeloma in collaboration with an affiliate of Parent under the Roche Collaboration Agreement. P-BCMA-ALLO1 is currently in a Phase 1b open-label, dose expansion study that is actively enrolling patients in two dosing cohorts. Poseida has reported interim data from the Phase 1 component of the study. The FDA has granted P-BCMA-ALLO1 Orphan Drug Designation for multiple myeloma and Regenerative Medicine Advanced Therapy designation for adult patients with relapsed/refractory multiple myeloma after three or more prior lines of therapies, including a proteasome inhibitor, an immunomodulatory agent and an anti-CD38 antibody.

Milestone 2 can be satisfied through the initiation of a pivotal trial for a P-CD19CD20-ALLO1 product or a P-BCMACD19-ALLO1 product for the treatment of any autoimmune indication. P-CD19CD20-ALLO1 is a fully allogeneic CAR-T product candidate for B-cell hematological indications being developed in collaboration with an affiliate of Parent under the Roche Collaboration Agreement. Poseida initiated a Phase 1 trial of P-CD19CD20-ALLO1 for patients with selected B-cell malignancies in late 2023. Poseida recently submitted investigational new drug (IND) applications for P-CD19CD20-ALLO1 to the FDA to investigate the potential for this product candidate to treat patients with multiple sclerosis and systemic lupus erythematosus. P-BCMACD19-ALLO1 is a fully allogeneic CAR-T product candidate targeting BCMA and CD19, that Poseida believes has the potential to treat autoimmune diseases. Poseida is currently conducting IND-enabling activities for this program.

Each of Poseida’s product candidates is at an early stage of development and is subject to a substantial number of risks and uncertainties that may result in one or more of these candidates not advancing to a pivotal clinical trial or in the case of P-BCMA-ALLO1, not achieving marketing approval, including risks that one or more of these product candidates will fail in earlier clinical trials due to safety, efficacy or durability, including due to potential serious adverse events, and that development will be discontinued. As a result, there is no assurance that any of the Milestones will be achieved. Further, clinical trials could be delayed for reasons outside the control of Parent or its affiliates resulting in a failure to achieve one or more of Milestones by the Milestone 1 Outside Date, Milestone 2 Outside Date or Milestone 3 Outside Date, as applicable. While Parent has an obligation to use commercially reasonable efforts as described above, these obligations do not provide any assurance that any Milestones will be achieved. The foregoing risk factors should be read in conjunction with the risks and cautionary statements discussed or identified under the heading “Risks Related to the Discovery, Development and Regulatory Approval of Our Product Candidates” in Poseida’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, which is filed as Exhibit (e)(7) to this Schedule 14D-9 and incorporated by reference herein.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The second bullet under the sentence “The Board also considered a variety of risks and other potentially negative reasons in determining whether to approve the Merger Agreement and the Transactions, including the following:” on page 32 of the Schedule 14D-9 under the heading entitled “—(ii) Reasons for Recommendation” is amended and supplemented as follows:

•

the fact that the Milestones may not be achieved at all or during the applicable period required by the CVR Agreement for Poseida’s stockholders to receive the Milestone Payments, as discussed above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—(b) Arrangements with Merger Sub, Parent, and their Affiliates—CVR Agreement”;

The eighth paragraph under the heading entitled “—(iii) Certain Financial Projections” on page 36 of the Schedule 14D-9 is amended as follows:

In light of the foregoing factors and uncertainties inherent in the Projections, holders of Shares are cautioned not to place undue, if any, reliance on ~~the summary of~~ the Projections set forth below. The information and tables set forth below are included solely to give Poseida stockholders access to ~~a summary of~~ the Projections that were made available to the Board and Centerview and are not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender shares pursuant to the Offer or for any other purpose:

The tables on page 36 of the Schedule 14D-9 under the heading “The Projections” are hereby amended and supplemented as follows:

The Projections

	Fiscal Year Ending December 31,
($ in millions)	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Net Revenue (1)	$116	$181	$85	$42	$81	$90	$188	$310	$513	$769
Cost of Goods Sold and Outbound Milestones and Royalties	($3)	($4)	($7)	($—)	($3)	($6)	($12)	($24)	($35)	($49)

Gross Profit	$113	$178	$78	$42	$78	$84	$177	$286	$478	$720

Total R&D Expense	($196)	($162)	($137)	($130)	($90)	($95)	($122)	($118)	($115)	($94)

Total S&M Expense	—	—	—	—	—	($122)	($114)	($104)	($224)	($116)

Total G&A Expense	($50)	($52)	($46)	($37)	($28)	($29)	($32)	($36)	($39)	($43)

EBIT (2)	($134)	($36)	($105)	($126)	($40)	($163)	($91)	$29	$100	$468

	Fiscal Year Ending December 31,
($ in millions)	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E
Net Revenue (1)	$1,127	$1,307	$1,464	$1,526	$1,647	$1,558	$1,282	$1,102	$836
Cost of Goods Sold and Outbound Milestones and Royalties	($52)	($49)	($60)	($72)	($79)	($62)	($52)	($47)	($28)

Gross Profit	$1,075	$1,258	$1,404	$1,454	$1,569	$1,496	$1,230	$1,055	$808

Total R&D Expense	($94)	($79)	($71)	($74)	($76)	($74)	($68)	($60)	($47)

Total S&M Expense	($122)	($129)	($133)	($138)	($142)	($136)	($105)	($83)	($63)

Total G&A Expense	($47)	($49)	($51)	($54)	($56)	($55)	($49)	($45)	($36)

EBIT (2)	$812	$1,002	$1,148	$1,189	$1,294	$1,231	$1,008	$867	$662

(1)

Net revenue takes into account Poseida management’s estimates as to the probabilities of success of Poseida on a standalone basis with respect to the commercialization of Poseida’s assets for certain specified indications, including: (a) proprietary cell therapy products, ranging from 10% to 20% depending on the asset and relevant indication; (b) products subject to the Roche collaboration, ranging from 10% to 35% depending on the asset and relevant indication; (c) products subject to the Astellas collaboration estimated at 5%; (d) two future CAR-TCR assets estimated at 5%; and (e) five gene therapy assets ranging from 5% to 10% depending on the asset and relevant indication.

(2)	“EBIT” is earnings before interest expenses and taxes.

The paragraph under the heading entitled “—(iii) Certain Financial Projections—Poseida Management Assessment of Probabilities of Success for Milestone Achievement” on page 37 of the Schedule 14D-9 is amended and supplemented as follows:

On the same basis as the Projections, Poseida management also estimated the probabilities of success for achieving each of the applicable Milestones by first consulting industry sources (Hay et al., “Clinical Development Success Rates for Investigational Drugs”, which covers data from 2003-2011, and MIT Project ALPHA (projectalpha.mit.edu/pos), which covers data refreshed on a quarterly basis) on the probability of drug candidates advancing to the next phase of development and the cumulative probability of advancing from Phase 1 through marketing approvals, as a benchmark, and then by applying for each of the applicable Milestones adjustments in Poseida management’s judgment based on the current phase of development of each relevant drug candidate and the current clinical and nonclinical data for each such relevant drug candidate. Such probabilities of success for achieving each of the Milestones were estimated by Poseida management to be 80% for Milestone 1 (assuming an achievement date of December 31, 2025), 75% for Milestone 2 (assuming an achievement date of December 31, 2029 and reflecting a blended probability of success based on Poseida management’s scenario analysis, assuming 50% probability of success for initiation of a pivotal study for the treatment of an autoimmune indication with respect to either a P-CD19CD20-ALLO1 product or a P-BCMACD19-ALLO1 product (either of which events would be independent of each other)) and 35% for Milestone 3 (assuming an achievement date of December 31, 2027)~~, which ranged from 35% to 80% depending on the Milestone and assuming an achievement date in advance of the applicable Milestone Outside Date~~. The Board directed Centerview to use and rely on such estimated probabilities of success and assumed achievement dates in Centerview’s analysis of the Cash Amount, taken together (and not separately) with the CVR (collectively the “Consideration”) in connection with and for purposes of Centerview’s opinion and the underlying analyses as further described below under the section captioned “ —Opinion of Centerview Partners, LLC”.

The second paragraph under the heading entitled “—(iv) Opinion of Centerview Partners LLC—Analysis of Consideration” on page 40 of the Schedule 14D-9 is amended and supplemented as follows:

For analytical purposes, assuming that for one (1) CVR, the holders thereof receive aggregate gross payments equal to $4.00 upon the achievement of all of the Milestones on or before its applicable Milestone Outside Date, based solely on the assessments of Poseida management as to the probabilities of success of achieving each of the Milestones pursuant to the terms of the CVR Agreement, as described under the section captioned “ —Certain Financial Projections—Poseida Management Assessment of Probabilities of Success for Milestone Achievement,” and discounting such risk-adjusted Milestone Payments to present value as of December 31, 2024 using a discount rate of 16.0%, the midpoint of a range of discount rates from 15.0% to 17.0%, based on Centerview’s analysis of Poseida’s weighted average cost of capital, Centerview calculated an illustrative risk-adjusted present value for one (1) CVR of $1.96.

The fifth paragraph under the heading entitled “—(iv) Opinion of Centerview Partners LLC—General” on page 42 of the Schedule 14D-9 is amended as follows:

In connection with Centerview’s services as the financial advisor to the Board, Poseida has agreed to pay Centerview an aggregate fee of ~~currently estimated to be~~ approximately $25.5 million, $2.0 million of which was payable upon the rendering of Centerview’s opinion and the balance of which is payable contingent upon consummation of the Transactions. In addition, Poseida has agreed to reimburse certain of Centerview’s reasonable and documented expenses arising, and to indemnify Centerview and related parties against certain liabilities that may arise, out of Centerview’s engagement.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the sentence under the section entitled “Legal Proceedings” on page 48 in its entirety and replacing it with the following:

As of the date of filing of Amendment No. 1, Poseida has received various demand letters and/or draft complaints from purported stockholders of Poseida, which generally make demands and seek that certain allegedly omitted material information be disclosed in the Schedule 14D-9. Additional demand letters and/or draft complaints may be received by Poseida, the Board, Parent and/or Merger Sub in connection with the Transactions, the Schedule TO and the Schedule 14D-9. If additional similar demand letters and/or draft complaints are received, absent new or different allegations that are material, Poseida will not necessarily announce such additional demand letters and/or draft complaints.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by deleting the Exhibits table beginning on page 49 in its entirety and replacing it with the following:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 9, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Merger Sub with the SEC on December 9, 2024 (the “Schedule TO”).

(a)(1)(B)	Form of Letter of Transmittal (including IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement, published on December 9, 2024, in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO)

(a)(5)(A)	Press Release of Poseida Therapeutics, Inc., dated November 25, 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Poseida Therapeutics, Inc. with the SEC on November 26, 2024).

(a)(5)(B)	Media Release issued by Roche Holdings, Inc., dated November 26, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent and Merger Sub with the SEC on November 26, 2024).

(a)(5)(C)	Poseida Therapeutics, Inc. Employee FAQ, first used on November 25, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule 14D9-C filed by Poseida Therapeutics, Inc. with the SEC on November 26, 2024).

(a)(5)(D)	Poseida Therapeutics, Inc. Investor/Stakeholder FAQ, first used on November 26, 2024 (incorporated by reference to Exhibit 99.2 to the Schedule 14D9-C filed by Poseida Therapeutics, Inc. with the SEC on November 26, 2024).

(a)(5)(E)	Poseida Therapeutics, Inc. Letter to Employees, first used on November 25, 2024 (incorporated by reference to Exhibit 99.3 to the Schedule 14D9-C filed by Poseida Therapeutics, Inc. with the SEC on November 26, 2024).

(a)(5)(F)	Poseida Therapeutics, Inc. Form of E-Mail Response to Investor Inquiry, first used on November 25, 2024 (incorporated by reference to Exhibit 99.4 the Schedule 14D9-C filed by Poseida Therapeutics, Inc. with the SEC on November 26, 2024).

(a)(5)(G)	Poseida Therapeutics, Inc. LinkedIn Post, first made available on November 25, 2024 (incorporated by reference to Exhibit 99.5 to the Schedule 14D9-C filed by Poseida Therapeutics, Inc. with the SEC on November 26, 2024).

Exhibit No.	Description

(a)(5)(H)	Q&A Acquisition of Poseida Therapeutics, Inc., dated November 26, 2024 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Parent and Merger Sub with the SEC on November 26, 2024).

(a)(5)(I)	Opinion of Centerview Partners LLC, dated November 25, 2024 (included as Annex I to this Schedule 14D-9).

(a)(5)(J)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to Poseida Therapeutics, Inc.’s Current Report on Form 8-K, filed with the SEC on November 26, 2024).

(e)(1)	Agreement and Plan of Merger, dated as of November 25, 2024, among Poseida Therapeutics, Inc., Roche Holdings, Inc. and Blue Giant Acquisition Corp. (incorporated by reference to Exhibit 2.1 to Poseida Therapeutics, Inc.’s Current Report on Form 8-K, filed with the SEC on November 26, 2024).

(e)(2)*	Non-Disclosure Agreement, dated as of March 9, 2021, between Poseida Therapeutics, Inc. and F. Hoffmann-La Roche Ltd, and amendments thereto dated November 19, 2021 and March 10, 2023.

(e)(3)	Annual Report of Poseida Therapeutics, Inc. on Form 10-K for the fiscal year ended December 31, 2023 (incorporated by reference to the Annual Report on Form 10-K for fiscal year ended December 31, 2023 filed by Poseida Therapeutics, Inc. with the SEC on March 7, 2024).

(e)(4)	Definitive Proxy Statement of Poseida Therapeutics, Inc. in respect of its 2024 Annual Meeting of Stockholders (incorporated by reference to the Definitive Proxy Statement on Schedule 14A, filed by Poseida Therapeutics, Inc. with the SEC on April 25, 2024).

(e)(5)	Quarterly Report of Poseida Therapeutics, Inc. on Form 10-Q for the quarterly period ended March 31, 2024 (incorporated by reference to the Quarterly Report on Form 10-Q filed by Poseida Therapeutics, Inc. with the SEC on May 14, 2024).

(e)(6)	Quarterly Report of Poseida Therapeutics, Inc. on Form 10-Q for the quarterly period ended June 30, 2024 (incorporated by reference to the Quarterly Report on Form 10-Q filed by Poseida Therapeutics, Inc. with the SEC on August 5, 2024).

(e)(7)	Quarterly Report of Poseida Therapeutics, Inc. on Form 10-Q for the quarterly period ended September 30, 2024 (incorporated by reference to the Quarterly Report on Form 10-Q filed by Poseida Therapeutics, Inc. with the SEC on November 7, 2024).

(e)(8)	Poseida Therapeutics, Inc. Severance and Change in Control Plan and Form of Participation Agreement (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 as amended (File No. 333-239321) originally filed by Poseida Therapeutics, Inc. with the SEC on July 6, 2020).

(e)(9)	Poseida Therapeutics, Inc. 2020 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 as amended (File No. 333-239321) originally filed by Poseida Therapeutics, Inc. with the SEC on July 6, 2020).

(e)(10)	Poseida Therapeutics, Inc. 2015 Equity Incentive Plan, as amended, and Forms of Option Grant Notice, Option Agreement and Notice of Exercise thereunder (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1, as amended (File No. 333-239321) originally filed by Poseida Therapeutics, Inc. with the SEC on July 6, 2020).

(e)(11)	Poseida Therapeutics, Inc. 2020 Equity Incentive Plan and Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise thereunder (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1, as amended (File No. 333-239321) originally filed by Poseida Therapeutics, Inc. with the SEC on July 6, 2020).

Exhibit No.	Description

(e)(12)	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the Poseida Therapeutics, Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by Poseida Therapeutics, Inc. with the SEC on November 9, 2021).

(e)(13)	Forms of Non-U.S. Stock Option Grant Notice, Stock Option Agreement and Notice of Exercise under the Poseida Therapeutics, Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K filed by Poseida Therapeutics, Inc. with the SEC on March 9, 2023).

(e)(14)	Poseida Therapeutics, Inc. Incentive Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 10-K filed by Poseida Therapeutics, Inc. with the SEC on March 7, 2024).

(e)(15)	Form of Indemnity Agreement, by and between Poseida Therapeutics, Inc. and its directors and officers (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1, as amended (File No. 333-239321), originally filed by Poseida Therapeutics, Inc. with the SEC on June 19, 2020).

(e)(16)	Forms of Non-U.S. Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the Poseida Therapeutics, Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K filed by Poseida Therapeutics, Inc. with the SEC on March 9, 2023).

(e)(18)	Second Amended and Restated Executive Employment Agreement, by and between Poseida Therapeutics, Inc. and Mark Gergen, dated January 1, 2024 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Poseida Therapeutics, Inc. with the SEC on January 4, 2024).

(e)(19)	Amended and Restated Participation Agreement, by and between Poseida Therapeutics, Inc. and Mark Gergen, dated February 1, 2022 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Poseida Therapeutics, Inc. with the SEC on February 1, 2022).

(e)(20)	Offer Letter, by and between Poseida Therapeutics, Inc. and Johanna Mylet, dated June 8, 2015 (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 (File No. 333-239321), filed by Poseida Therapeutics, Inc. with the SEC on June 19, 2020).

(e)(21)	Offer Letter, by and between Poseida Therapeutics, Inc. and Harry Leonhardt, dated July 1, 2020 (incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K filed by Poseida Therapeutics, Inc. with the SEC on March 9, 2023).

(e)(22)	Executive Employment Agreement, by and between Poseida Therapeutics, Inc. and Kristin Yarema, Ph.D., dated January 1, 2024 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Poseida Therapeutics, Inc. with the SEC on January 4, 2024).

(e)(23)	Amended and Restated Participation Agreement, by and between Poseida Therapeutics, Inc. and Kristin Yarema, Ph.D., dated January 1, 2024 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Poseida Therapeutics, Inc. with the SEC on January 4, 2024).

(e)(24)	Offer Letter, by and between Poseida Therapeutics, Inc. and Syed Rizvi, dated March 15, 2024 (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed by Poseida Therapeutics, Inc. with the SEC on May 14, 2024).

(e)(25)	Poseida Therapeutics, Inc. Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Poseida Therapeutics, Inc. with the SEC on May 14, 2024).

(e)(26)	Poseida Therapeutics, Inc. Amended and Restated 2022 Inducement Plan (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-8 (File No. 333-276948) filed by Poseida Therapeutics, Inc. with the SEC on February 8, 2024).

Exhibit No.	Description

(e)(27)	Forms of Grant Notice, Stock Option Agreement, Notice of Exercise, Restricted Stock Unit Grant Notice and Award Agreement under the Poseida Therapeutics, Inc. 2022 Inducement Plan (incorporated by reference to Exhibit 99.5 to the Registration Statement on Form S-8 (File No. 333-262869) filed by Poseida Therapeutics, Inc. with the SEC on February 18, 2022).

(e)(28)	Collaboration and License Agreement, dated as of July 30, 2022, between Poseida Therapeutics, Inc. and F. Hoffmann-La Roche Ltd (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Poseida Therapeutics, Inc. with the SEC on November 10, 2022).

(e)(29)	First Amendment to the Collaboration and License Agreement, dated as of November 7, 2023, between Poseida Therapeutics, Inc. and F. Hoffmann-La Roche Ltd (incorporated by reference to Exhibit 10.30 to the Annual Report on Form 10-K filed by Poseida Therapeutics, Inc. with the SEC on March 7, 2024).

(e)(30)	Second Amendment to the Collaboration and License Agreement, dated as of February 7, 2024, between Poseida Therapeutics, Inc. and F. Hoffmann-La Roche Ltd (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed by Poseida Therapeutics, Inc. with the SEC on May 14, 2024).

(e)(31)	Third Amendment to the Collaboration and License Agreement, dated as of August 14, 2024, between Poseida Therapeutics, Inc. and F. Hoffmann-La Roche Ltd (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Poseida Therapeutics, Inc. with the SEC on November 7, 2024).

(g)	Not applicable.

*	Previously filed with Schedule 14D-9 of Poseida Therapeutics, Inc. on December 9, 2024

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POSEIDA THERAPEUTICS, INC.

By:	/s/ Kristin Yarema
Name:	Kristin Yarema
Title:	President and Chief Executive Officer

Dated: December 27, 2024